EXHIBIT 99.69

Mercator Provides Update on its Mineral Park Mine & El Pilar Project
All currencies in US$ unless otherwise specified.

Vancouver, British Columbia August 9, 2010 - Mercator Minerals Ltd. (“Mercator” or the “Company”) (ML: TSX) today reported that July production for its Mineral Park copper-molybdenum mine continued in line with the improved results achieved in the second quarter of 2010, producing 2,846,238 pounds of copper, 396,322 pounds of molybdenum and 34,610 ounces of silver during the month.  Tons processed and metal recoveries were also in line with the prior quarter and management expectations. All figures herein are management estimates and are unaudited.

Mineral Park Mine

As noted above, production improvements achieved during the second quarter of 2010 were sustained through July, with similar monthly levels of tons processed, recoveries and metals produced.  Mercator expects to continue at these performance levels until the additional flotation tanks are brought on line and then, subsequently, the Phase 2 expansion is completed.

As part of its Phase 2 expansion to 50,000 tons per day processed, Mercator reports that construction of the rougher flotation expansion continued on schedule with 3 of the 6 tanks installed, the fourth tank on site, the fifth on the road and the sixth ready for shipment. All the structural concrete is complete and support steel is being installed. The tanks are scheduled for start-up the end of September and will provide additional retention time, which is expected to further improve copper and molybdenum recoveries.  Three of the four Phase 2 ball mill shells are on site and the remaining parts are in transit between the Houston port and the mine. All the concrete for the Phase 2 ball mills is complete and the mechanical is in progress. The Phase 2 thickner is complete as well as the Phase 2 SAG mill.

El Pilar Project

During the month of July, the El Pilar bulk sample was mined and shipped to Mineral Park for run-of-mine leach tests. Over 600 tons of copper ore were extracted from several pits and trucked to Mineral Park, where the entire sample was screened, sampled, re-combined and placed in two large cribs or leach cells.  Solution application has started and will be processed through a pilot scale SX plant over the next several months in order to determine whether heap leaching of run-of-mine material can deliver economically competitive recoveries as compared to prior plans to crush the mineralized material before stacking and leaching.  Processing run-of-mine material could result in significantly reduced capital and operating costs.  In parallel, heap leach pad optimization engineering is progressing on schedule in order to optimize the leach pad design in order to reduce costs.

Senior Management Appointment

Mercator today also announced that it has hired Joe Campbell as Vice President responsible for the EL Pilar Project. Mr. Campbell has over 25 years of operating experience, including extensive SX/EW experience. In addition, Mr. Campbell worked extensively in Mexico and South America. “We are very pleased to have someone with Joe’s expertise and experience to lead our El Pilar team,” said Mike Surratt, President and CEO.

Gary Simmerman, BSc., Mining Eng. FAusIMM, Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this press release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.